Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

July 9, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: William Demarest

Re:	Quantum FinTech Acquisition Corporation Form 8-K filed July 9, 2021 File No. 001-40009

Dear Mr. Demarest:

This letter is submitted on behalf of Quantum FinTech Acquisition Corporation (the “Company”), in response to the comment of the staff of the Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 8-K filed with the Commission on July 9, 2021 (the “Form 8-K”), as set forth in the Staff’s letter to Mr. John Schaible of the Company dated July 9, 2021 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Form 8-K which includes revisions in response to the Staff’s comment.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s response below the comment.

Form 8-K filed July 9, 2021

Item 4.02, page 1

1. Your disclosure indicates that the conclusions in May 2021 were discussed with your independent registered public accounting firm. However, it is not clear if the current determination was also discussed with your independent accountant. As such, please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response:

In response to the Staff’s comment, the Company has amended the Form 8-K to clarify that the audit committee discussed with the Company’s independent accountant the matters disclosed in the filing pursuant to Item 4.02(a).

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

July 9, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above response.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc:	John Schaible – Chief Executive Officer, Quantum FinTech Acquisition Corporation